H U M E , K I E R A N

Hume, Kieran Inc.

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Investor Relations Counsel

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-1846

Thursday, October 17, 2002

02055400

02 OCT 23 AM 9:45

SUPPL

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith *Nuinsco Resources Limited* press release, "NUINSCO, INCO FINALIZE AGREEMENT ON 'MEL' PROPERTIES AT THOMPSON" to be filed as required by Rule 12g3-2(b).

Sincerely,

Christina Osler
Associate

PROCESSED
NOV 0 4 2002
THOMSON
FINANCIAL
P

dlw 10/29

Encl.

Nuinsco RESOURCES LIMITED

For Immediate Release: Thursday October 17, 2002

NUINSCO, INCO FINALIZE AGREEMENT ON 'MEL' PROPERTIES AT THOMPSON

Toronto, October 17 -- Nuinsco Resources Limited (TSX:NWI) today announced that Nuinsco and Inco Limited have replaced the previous letter of agreement between Inco and Nuinsco dated August 27, 1999 with a definitive option/joint venture agreement. This agreement grants Nuinsco the right to acquire a 100 percent interest in the Mel Property (the Property) on the Thompson Nickel Belt (TNB).

The Property is located within 25 kilometres of Inco's processing facilities in Thompson, Manitoba, and consists of two exploration and development opportunities: a 36-claim block of leased claims (1,853 acres) containing the Mel Deposit and an adjacent block of 78 staked claims (45,102 acres). Over the past three years Nuinsco has expended over $1.5 million for exploration and development of the Property.

"This agreement covering the Mel Property in the Thompson Nickel Belt follows a pattern that Inco has established in dealing with some of its Sudbury, Ontario properties," said H. Douglas Hume, Nuinsco president. "Inco teams up with a junior company to explore and potentially bring into production, non-core properties on the periphery of its core operations in an established camp."

The Mel Property is considered to be a dislocated segment of the TNB. Until recently such knowledge has remained proprietary to Inco. During the past three winters, Nuinsco has financed exploration over the entire 78-claim group with state-of-the-art deep penetrating geophysical surveys. Results of these geophysical studies have been compiled and reinterpreted with the most modern 3D computer inversion techniques. A number of strong conductive bodies that were detected as a result of these surveys are currently undergoing evaluation. A work program and budget are being developed by Inco. During the 2002-2003 winter season, follow-up geophysics is expected to be completed and a major diamond drilling program is being contemplated that will test all of the significant geophysical targets.

NWI must spend $6 million on the Property over a 5-year period starting in 1999 to earn a 100% interest. Up to 20 percent of the expenditures can be spent on the Mel Deposit. As a result of the 2000 drill program at the Mel Deposit, a ramp-accessible indicated resource of 290,000 tonnes grading 1.69% Ni and an additional inferred resource of 260,000 tonnes grading 1.69% Ni were identified. More detailed drilling is required to establish if the resource is mineable. NWI has the right to be the operator of any mine developed on the Mel Property.

Inco has the right to re-acquire a 51 percent interest in any new major discoveries on the Property by funding its portion of the development costs and by committing to spend $6 million on exploration of the Property over four years. Should either party elect not to participate after Inco has re-acquired a 51 percent interest, the non-participant would be diluted to a 10% net profits interest.

Nuinsco is an exploration company with wholly owned projects in northwestern Ontario, Rainy River (base and precious metals), Cameron Lake (gold) and Prairie Lake (tantalum, niobium and industrial minerals) and in northwestern Quebec, Lac Rocher (nickel). Shares of Nuinsco trade on The Toronto Stock Exchange under the symbol NWI. U.S.S.E.C. exemption: 12g3-2(b) #82-1846.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Nuinsco Resources
H. Douglas Hume, President (416) 626-0470
admin@nuinsco.ca

Hume, Kieran Inc., **Investor Relations**
Olav Svela (416) 868-1079 olav@humekieran.com or Cathy Hume (403) 541-1225 cathy@humekieran.com

To receive company news releases via e-mail, please advise Kam Dhanjal (kam@humekieran.com)